UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated September 15, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600



MARKET RELEASE

Sibanye-Stillwater provides an update on the Blitz project

Westonaria, 15 September 2017: Sibanye-Stillwater is pleased to announce positive progress on the development of the Blitz project at its US PGM operations in Montana.

Mineralised ore at the Blitz project has been intersected in a development end on the 5300 E level and 10-stope block area of the project. Sampling of the ore intersection has confirmed a grade of 2.3oz/ton (79g/tonne) over the full intersection width of the orebody, totalling 3.8 metres. Proven and Probable reserve grades for the Stillwater mine, including the Blitz Project, as at 31 December 2016 were declared as 0.57 oz/ton (19.55 g/tonne).

All rock from this initial ore intersection is currently being stockpiled. Project development is continuing, in order to establish the infrastructure required to commence with first production from the Blitz project.

The Blitz project is a brownfields extension of the existing Stillwater Mine, which is expected to increase production from the US PGM operations by approximately 300,000 2E ounces per annum, once operating at a steady state (expected towards the end of 2021 to early 2022). Furthermore, the increased production levels from Blitz are expected to reduce unit operating costs of the Stillwater Mine.

Neal Froneman commented: "The Blitz project was recognised as an important driver in the Stillwater transaction and the first intersection of the "JM Reef" in this area is an important milestone. This has confirmed the geological modelling undertaken to date, and underpins our confidence in the potential of this orebody."

Contact:

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Ltd

Competent Persons statement

The information in this announcement that relates to development results and other scientific and technical information are based on information compiled by Mr Brent Lamoure. Mr Lamoure is a full time employee of Sibanye-Stillwater and a qualified Professional (QP) Member of the Mining and Metallurgical Society of America. Mr Lamoure has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined by SAMREC. Mr Lamoure consents to the inclusion in this announcement of the matters based on this information in the form and context in which it appears. A technical report relating to 2016 Mineral (Ore) reserves at the mining operations of Stillwater Mining Company was completed in February 2017 by Behre Dolbear and is published on the company's website.

FORWARD LOOKING STATEMENTS

This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995[, including the statements related to expected production volumes]. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: September 15, 2017

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer